

November 9, 2020

Luis Henrique Cals de Beauclair Guimarães
Chief Executive Officer
Cosan S.A.
Avenida Brigadeiro Faria Lima, 4,100
16th Floor
São Paulo, Brazil

> **Re: Cosan S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted October 29, 2020**
> **CIK No. 0001430162**

Dear Mr. Guimarães:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted October 29, 2020

The Merger, page 31

1.   We note your response to prior comment 1 and the revised disclosure that the Companies' special independent committees shall consider, in order to determine the exchange ratios in connection with the Proposed Transaction materials provided to the special committees, including company presentations and business plans. It appears that the afore-mentioned materials are materially related to your Proposed Transaction. Please describe the material presentations and expand your disclosures to disclose the material factors the special independent committees considered in determining the exchange ratio. When available, update your disclosures regarding the exchange ratio.

Compensation, page 59

2.   We note the new disclosure that under your by-laws, your board of directors is responsible for establishing the annual aggregate compensation that you pay to the members of your board of directors and your executive officers. We further note the cross-reference to the discussion of compensation of CZZ for additional information on the compensation in place in the Cosan Group. Please expand your disclosure and revise to clarify whether it is expected that CSAN will adopt CZZ's compensation policy.

     Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation